Fourth Quarter and Full-Year 2005 Review January 17, 2006 Filed by Compass Bancshares, Inc. Pursuant to Rule 425 under the Securities Act of 1933, as amended Subject Company: TexasBanc Holding Co. Commission File No. 001-31272 Dated: January 17, 2006

Private Securities Litigation Reform Act of 1995 Forward-Looking Statement Disclosure This conference call and presentation may contain forward-looking statements which are subject to numerous assumptions, risks and uncertainties. Statements pertaining to future periods are subject to uncertainty because of the possibility of changes in underlying factors and assumptions. Actual results could differ materially from those contained in or implied by such forward-looking statements for a variety of factors including: 1) sharp and/or rapid changes in interest rates; 2) significant changes in the economic scenario from the current anticipated scenario which could materially change anticipated credit quality trends and the ability to generate loans and gather deposits; 3) significant delay in or inability to execute strategic initiatives designed to grow revenues and/or control expenses; 4) unanticipated issues during the integration of acquisitions; and 5) significant changes in accounting, tax or regulatory practices or requirements. The company disclaims any obligations to update any such forward-looking statements. 1

Introduction E. Bilek Overview P. Jones Financial Review G. Hegel Outlook P. Jones Q&A Fourth Quarter Discussion Outline 2

Overview Compass Bancshares, Inc. 3

Solid profitable growth Record earnings of $401.8 million up 12% 2005 EPS of $3.18 up 11% vs 2004 4Q05 EPS of $0.81 up 11% vs 4Q04 Operating earnings of $412.2 million and operating EPS of $3.26 up 11% vs 2004 Balanced top-line revenue growth Total revenue up 9% Net interest income up 9% Noninterest income up 10% Positive operating leverage reduces efficiency ratio 112 basis points Financial Highlights 4

Sustained deposit generation Total deposits up 20% Noninterest bearing deposits up 11% Focus on funding loan demand primarily through internal deposit generation met with continued success Total loans increase $2.5 billion in 2005 Total deposits increase $3.3 billion in 2005 Financial Highlights (cont.) 5

Data is for retail banking division only New Personal & Small Business Checking Accounts ('000) 6 1997 1998 1999 2000 2001 2002 2003 2003* 2004 9 mo. '04 9 mo. '05 2005 Small Business Checking Accounts 2.934 27.857 32.458 43.607 64.435 75.315 58.413 56.021 71.753 Personal Checking Accounts -12532 28.344 26.661 162.558 212.341 273.651 321.968 67.718 347.814 279.818 293.387 365.167

Focused earning asset growth Loans up 13% Managed loans up 11% Earning assets up 9% Investment securities down 3% Improved credit quality metrics Nonperforming assets ratio at 28 bps vs 37 bps Net charge-offs of 48 bps vs 51 bps Solid loan growth results in provision expense exceeding NCO's by $21 million Financial Highlights (cont.) 7

2005 Accomplishments 8 Enhanced Texas Distribution Network Announced acquisition of TexasBanc, largest independent commercial bank headquartered in Fort Worth #4 combined deposit market share in Metroplex Accelerates expansion in key market through the addition of 24 banking centers Expected to close in 1Q06 Recognition of Strong Track Record Debt ratings upgraded by Standard & Poor's Named to Forbes "Platinum 400" for seventh consecutive year Ranked 1st in rewarding shareholders with the highest five-year total return among all banks on "Platinum 400"

Financial Review Compass Bancshares, Inc. 9

Summary Income Statement In thousands, except per share data 10

12/31/05 NII EPS Up 100 Basis Points* 0.6% $6 $0.03 Interest Rate Sensitivity Dollars in millions *Change in net interest income over the next 12 months given a gradual and sustained shift in rates and a static balance sheet. Gradual Change in Interest Rates 11

Net Interest Income & Margin (TE) 3Q99 4Q99 1Q00 2Q00 3Q00 4Q00 1Q01 2Q01 3Q01 4Q01 1Q02 2Q02 3Q02 4Q02 1Q03 2Q03 3Q03 4Q03 1Q04 2Q04 3Q04 4Q04 1Q05 2Q05 3Q05 4Q05 Net Interest Income 167539 169513 173782 182888 182386 184427 189246 202400 210378 228883 234.937 229.779 231.799 232.743 228.22 224.269 231.166 229.574 223.739 227.6 227.413 231.037 232.475 237.364 248.323 254.903 Net Interest Margin 0.045 0.0437 0.043 0.0431 0.0429 0.0402 0.0392 Operating Net Interest Income 236.6 237.2 241.1 251.2 257.1 Note: Operating results exclude the effects of the revised accounting treatment for interest rate swaps in connection with certain brokered certificates of deposits and trust preferred debt. Dollars in millions TE = Taxable equivalent * Annualized linked quarter percentage growth NIM 3.54% 3.59% 3.55% 3.58% 3.59% NIM - operating 3.63% 3.66% 3.60% 3.62% 3.62% Avg loans* 14% 7% 12% 17% 14% Avg earning assets* 6% 5% 9% 10% 9% 12

NII NIM Third Quarter 2005 (restated) $248.3 3.58% Derivative income (0.7) (0.01) Increase in earning assets 6.8 0.01 DDA growth, deposit pricing and other 0.5 0.01 Fourth Quarter 2005 $254.9 3.59% Net Interest Income & Margin (TE) Dollars in millions TE = Taxable equivalent 13

Average Balance Sheet Analysis In millions * Annualized ** Includes loans that have been securitized 14

Average Loans In millions Totals may not add due to rounding * Annualized 15

Average Deposits In millions Totals may not add due to rounding * Annualized 16

Noninterest Income In millions Totals may not add due to rounding NM = Not meaningful * Excluding gains on sales of investment securities, business, branches and trading settlements/trading losses on economic hedge swaps 17

Noninterest Expense Dollars in millions Totals may not add due to rounding 18

Asset Quality Review Compass Bancshares, Inc. 19

Asset Quality- NPAs In millions Totals may not add due to rounding * Amounts/ratios shown exclude $2.3 million (4Q05) and $3.7 million (4Q04) of nonaccrual SBA loans that are government guaranteed. 20

Asset Quality- Net Charge-Offs In millions Totals may not add due to rounding 21

Outlook Compass Bancshares, Inc. 22

2006 Expectations 2006 Estimates at 1/16/06 Street EPS Range $3.45 - $3.65 Mean $3.55 Source: First Call 23

Question and Answer Session Compass Bancshares, Inc. 24